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                                                                    Exhibit 99.3

                                 HOLLINGER INC.
                         ANNOUNCES PRICING TERMS FOR ITS
                       PROPOSED PRIVATIZATION TRANSACTION


         Toronto, Canada, November 16, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that its Independent Privatization Committee has received notification from The Ravelston Corporation Limited ("Ravelston"), Hollinger's controlling shareholder, that, in connection with the proposed going private transaction involving Hollinger announced by Hollinger on October 28, 2004 (the "Going Private Transaction"), Ravelston will support such transaction on the following terms:

o Holders of retractable common shares of Hollinger (other than Ravelston and certain of its affiliated entities) would receive C$7.25 in cash for each retractable common share held by them; and

o Holders of Series II Preference shares of Hollinger would receive 0.46 of a share of Class A Common Stock of Hollinger International Inc. for each Series II Preference Share held by them.

         The closing price of the shares of Class A Common Stock of Hollinger International Inc. on the New York Stock Exchange on November 15, 2005 was US$18.16.

         As previously announced, the Independent Privatization Committee will consider, evaluate and make a recommendation to the Hollinger Board concerning the Going Private Transaction. The Going Private Transaction remains subject to the approvals and processes referenced in Hollinger's October 28, 2004 press release.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com